File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

May 08, 2008

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on May 8, 2008, the following messages.

- Business and Financial Results for First Quarter of Fiscal 2008

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Quarter of Fiscal 2008

Tokyo (May 8, 2008) - Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to March 31, 2008, the first quarter of the current fiscal year (January 1 to December 31, 2008). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 445 consolidated subsidiaries and 180 equity method affiliates at March 31, 2008.

Here is a summary of the Companies' first quarter results in 2008 and management projections for the Companies' sales and earnings performance for the first half of fiscal year 2008. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥100.19, the exchange rate on March 31.

I. Summary of Business and Financial Performance

A. Sales and earnings

	FY2008 January - March	FY2007 January - March	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	797.8	769.9	27.9	4
Operating income	52.4	51.5	0.9	2
Ordinary income	39.8	44.7	(4.9)	(11)
Net income	22.9	28.1	(5.1)	(18)

A defining trend of the business environment in the first quarter was the persistent upward movement in the cost of raw materials and other materials, combined with rising energy costs. There were signs of a slowdown in the economic recovery in Japan, evident in a flattening out of capital spending and personal consumption. Overseas, strong economic growth continued in China as well as other Asian economies expanded steadily, while US and European economies decelerated.

Amid such a business environment, the Companies continued their efforts worldwide to expand sales, increase production capacity in strategic product lines and enhance manufacturing productivity of highly competitive products, while benefiting from their strengths in research and development. Through these efforts, the Companies aim to realize the management goal of establishing the Bridgestone Group as the world's undisputed No. 1 tire and rubber company both in name and reality. Additionally, in light of an increasingly difficult business environment caused by changes in the global structure of demand and competition, the Companies maintained group-wide efforts to create and expand a business model that does not end merely with the sale of products alone but provides even better services through further developing synergies of our resources, for example retreading business.

As a result, net sales in the first quarter increased 4% over the previous first quarter, to ¥797.8 billion [$8.0 billion], while operating income increased 2%, to ¥52.4 billion [$523 million] and ordinary income decreased 11%, to ¥39.8 billion [$397 million]. Net income decreased 18%, to ¥22.9 billion [$229 million].

Since May, 2007, the US Department of Justice, the European Commission, the Fair Trade Commission of Japan and other authorities have been investigating the Companies in connection with alleged international cartel activities regarding the sale of marine hoses. In February, 2008, the Company received orders from the Fair Trade Commission in Japan in connection with the sales of marine hose, which direct the Company to cease and desist from violating the Antimonopoly Act and to pay surcharges for violations of the Act. In May, 2008, the Company received a Statement of Objections whereby the European Commission describes its preliminary view in relation to a possible infringement of EU competition law.

During the internal inquiry being conducted into facts related to cartel activity, the Company uncovered the fact that there have been incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officers, and other possible forms of improper payments. We have been able to confirm that inappropriate payments have been identified in connection with the sales of marine hose and other industrial products. The investigation is continuing and could expand.

The Companies have made no provision for any related contingent liability at this current moment.

B. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY2008 January - March	FY2007 January – March	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	651.2	623.6	27.5	4
	Operating income	44.3	40.6	3.7	9
Diversified Products	Sales	150.4	153.2	(2.8)	(2)
	Operating income	8.0	10.8	(2.7)	(25)
Consolidated Results	Sales	797.8	769.9	27.9	4
	Operating income	52.4	51.5	0.9	2

In the tire segment, the Companies' operating income in the first quarter increased 9% over the previous first quarter, to ¥44.3 billion [$442 million], on an increase of 4% in sales, to ¥651.2 billion [$6.5 billion]. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time improving and expanding strategic production sites around the world in support of those products that have been identified as strategic and important to the Companies' future growth.

In Japan, total unit sales of tires remained on par with those in the previous first quarter, while unit sales of strategic products and high-value-added products expanded steadily, surpassing those in the previous first quarter. In the Americas, although unit sales of passenger car and light truck tires in the North American tire business decreased significantly in the original equipment sector relative to the previous first quarter due to slumping demand, sales in the replacement sector were brisk, exceeding those in the previous first quarter. Unit sales of strategic products, specifically including UHP (ultra-high-performance) tires, increased considerably over the previous first quarter. Unit sales of truck and bus tires decreased markedly year-over-year due primarily to slumping demand in the original equipment sector. In Europe, unit sales of passenger car and light truck tires remained on par with the previous first quarter, while unit sales of strategic products, led by runflat tires* and UHP tires, grew considerably over the previous first quarter. Unit sales of truck and bus tires posted a significant increase over the previous first quarter. In the specialty tires business, unit sales of large and

ultra-large off-the-road radial tires greatly exceeded the previous first quarter on the back of continued strong demand.

In the diversified products segment, the Companies' operating income in the first quarter decreased 25% over the previous first quarter, to ¥8.0 billion [$80 million] despite the Companies' efforts to mitigate the impact of increasing raw material costs. Sales in this segment decreased 2%, to ¥150.4 billion [$1.5 billion].

*Runflat tires continue to function safely at a specified speed for a specified mileage even after a loss of air pressure.

b. By geographical segment

		FY2008 January - March	FY2007 January - March	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	328.8	315.6	13.1	4
	Operating income	24.0	29.7	(5.6)	(19)
The Americas	Sales	336.5	336.4	0.1	-
	Operating income	7.7	11.0	(3.3)	(30)
Europe	Sales	126.6	120.8	5.7	5
	Operating income	1.1	4.4	(3.3)	(75)
Other	Sales	143.3	125.5	17.8	14
	Operating income	11.5	9.0	2.5	28
Consolidated Results	Sales	797.8	769.9	27.9	4
	Operating income	52.4	51.5	0.9	2

Sales in Japan increased 4% over the previous first quarter, to ¥328.8 billion [$3.3 billion], while operating income decreased 19%, to ¥24.0 billion [$240 million], due in part to increasing raw material costs. Sales in both the tire and diversified products segments were strong on the whole.

In the Americas, sales remained on a par with the previous first quarter, at ¥336.5 billion [$3.4 billion], and operating income decreased 30%, to ¥7.7 billion [$77 million], due in part to increasing raw material costs.

Sales in Europe increased 5% over the previous first quarter, to ¥126.6 billion [$1.3 billion], while operating income decreased 75%, to ¥1.1 billion [$11 million], due in part to increasing raw material costs and sales expenses.

In other regions, sales increased 14%, to ¥143.3 billion [$1.4 billion], and operating income increased 28%, to ¥11.5 billion [$115 million], due primarily to brisk sales in Asia, particularly China, as a result of vigorous marketing activities, and efforts to improve and expand production sites in strategic areas and for strategic products.

C. Cash Flow

		FY2008 January - March	FY2007 January - March	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		28.9	36.5	(7.5)
Net cash used in investing activities		(80.1)	(74.6)	(5.4)
Net cash provided by financing activities		39.1	23.2	15.8
Effect of exchange rate changes on cash and cash equivalents		(17.2)	1.9	(19.1)
Net decrease in cash and cash equivalents		(29.2)	(12.9)	(16.3)
Cash and cash equivalents	At beginning of period	250.5	198.2	52.2
	At end of period	221.2	185.3	35.9

The Companies' cash and cash equivalents declined ¥29.2 billion [$291 million] in the first quarter, to ¥221.2 billion [$2,208 million], compared with a decrease of ¥12.9 billion [$129 million] in the previous first quarter.

(Cash flow by operating activities)

Net cash provided by operating activities decreased ¥7.5 billion [$75 million] compared with the previous first quarter, to ¥28.9 billion [$288 million]. The principal contributors to that decrease included income before income taxes and minority interests of ¥39.8 billion [$397 million], compared with ¥44.7 billion [$446 million] in the previous first quarter; and depreciation and amortization of ¥46.0 billion [$459 million], compared with ¥41.1 billion [$410 million] in the previous first quarter. Those contributors offset an increase in inventories of ¥34.1 billion [$340 million], compared with an increase of ¥8.5 billion [$85 million] in the previous first quarter; and ¥33.4 billion [$333 million] in income taxes paid, compared with ¥27.6 billion [$275 million] in the previous first quarter.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥5.4 billion [$54 million] compared with the previous first quarter, to ¥80.1 billion [$799 million]. Expenditures included payments of ¥70.7 billion [$706 million] for purchase of property, plant and equipment, compared with payments of ¥71.7 billion [$716 million] in the previous first quarter.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥15.8 billion [$158 million] compared with the previous first quarter, to ¥39.1 billion [$390 million]. The net increase in borrowings and bonds was ¥47.1 billion [$470 million], compared with ¥32.6 billion [$325 million] in the previous first quarter.

II. Projections

There are no changes in consolidated projections announced on February 19, 2008.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2007 1Q (As of 31 March 2007)		FY2008 1Q (As of 31 March 2008)		FY2007 (As of 31 December 2007)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash and deposits	159,699		183,972		198,412		(14,440)
Notes and accounts receivable	546,348		535,322		599,146		(63,824)
Inventories	557,977		551,211		563,680		(12,469)
Other	170,128		185,264		204,396		(19,132)
Total Current Assets	1,434,153	47.0	1,455,770	47.0	1,565,635	46.6	(109,865)
Fixed Assets:							
Tangible assets	1,015,765		1,095,823		1,175,275		(79,452)
Other	603,492		547,309		618,343		(71,034)
Total Fixed Assets	1,619,257	53.0	1,643,132	53.0	1,793,619	53.4	(150,487)
Total	3,053,411	100.0	3,098,902	100.0	3,359,255	100.0	(260,353)
Liabilities							
Current Liabilities:							
Notes and accounts payable	339,514		334,114		415,733		(81,619)
Short-term borrowings and current portion of bonds	389,910		402,384		389,743		12,641
Accrued expenses	187,645		178,762		187,993		(9,231)
Other	77,311		77,291		94,587		(17,296)
Total Current Liabilities	994,381	32.5	992,552	32.0	1,088,058	32.4	(95,506)
Long-term Liabilities:							
Bonds	128,617		122,432		123,098		(666)
Long-term borrowings	220,266		286,067		314,123		(28,056)
Accrued pension and liability for retirement benefits	313,784		254,184		280,854		(26,670)
Other	136,084		116,662		142,894		(26,232)
Total Long-term Liabilities	798,752	26.2	779,346	25.2	860,971	25.6	(81,625)
Total Liabilities	1,793,133	58.7	1,771,899	57.2	1,949,029	58.0	(177,130)

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2007 1Q (As of 31 March 2007)		FY2008 1Q (As of 31 March 2008)		FY2007 (As of 31 December 2007)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Net Assets							
Shareholders' equity:							
Common stock	126,354		126,354		126,354		—
Capital surplus	122,080		122,078		122,078		—
Retained earnings	918,372		1,067,107		1,042,201		24,906
Treasury stock-at cost	(62,557)		(62,329)		(62,383)		54
Total Shareholders' equity	1,104,250	36.2	1,253,211	40.4	1,228,251	36.6	24,960
Net unrealized gain(loss) and translation adjustments:							
Net unrealized gain on available-for-sale securities	173,851		160,993		183,577		(22,584)
Deferred gain on derivative instruments	46		249		126		123
Foreign currency translation adjustments	(60,317)		(122,090)		(40,700)		(81,390)
Total Net unrealized gain(loss) and translation adjustments	113,579	3.7	39,152	1.3	143,003	4.2	(103,851)
Stock acquisition rights:	—	—	55	—	40	—	15
Minority Interests:	42,448	1.4	34,583	1.1	38,929	1.2	(4,346)
Total Net Assets	1,260,277	41.3	1,327,003	42.8	1,410,225	42.0	(83,222)
Total	3,053,411	100.0	3,098,902	100.0	3,359,255	100.0	(260,353)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2007 1Q (Three months ended 31 March 2007)		FY2008 1Q (Three months ended 31 March 2008)		Increase (decrease)		FY2007 (Year ended 31 December 2007)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	769,909	100.0	797,840	100.0	27,931	–	3,390,218	100.0
Cost of Sales	515,112	66.9	530,488	66.5	15,376	(0.4)	2,259,148	66.6
Gross profit	254,797	33.1	267,351	33.5	12,554	0.4	1,131,070	33.4
Selling, General and Administrative Expenses	203,296	26.4	214,931	26.9	11,635	0.5	881,108	26.0
Operating income	51,500	6.7	52,420	6.6	920	(0.1)	249,961	7.4
Non-operating Income :	6,836	0.9	6,083	0.7	(753)	(0.2)	34,674	1.0
Interest income and dividend income	1,560		1,723				10,509	
Other	5,276		4,359				24,164	
Non-operating Expenses :	13,621	1.8	18,698	2.3	5,077	0.5	65,618	1.9
Interest expense	6,975		8,408				33,046	
Foreign currency exchange loss	1,942		7,053				3,508	
Other	4,703		3,236				29,063	
Ordinary income	44,716	5.8	39,805	5.0	(4,911)	(0.8)	219,016	6.5
Extraordinary Loss :	–	–	–	–	–	–	3,338	0.1
Loss related to voluntary tire replacement	–		–				3,338	
Income before income taxes and minority interests	44,716	5.8	39,805	5.0	(4,911)	(0.8)	215,678	6.4
Income taxes	15,132	1.9	15,243	1.9	111	–	77,568	2.3
Minority Interests	1,441	0.2	1,605	0.2	164	–	6,480	0.2
Net Income	28,142	3.7	22,956	2.9	(5,186)	(0.8)	131,630	3.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2007 1Q (Three months ended 31 March 2007)	FY2008 1Q (Three months ended 31 March 2008)	Increase (decrease)	FY2007 (Year ended 31 December 2007)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities :				
Income before income taxes and minority interests	44,716	39,805	(4,911)	215,678
Depreciation and amortization	41,190	46,034	4,844	173,584
(Increase) decrease in notes and accounts receivable	19,035	30,681	11,646	(11,779)
(Increase) decrease in inventories	(8,509)	(34,176)	(25,667)	8,337
Increase (decrease) in notes and accounts payable	(25,717)	(39,797)	(14,080)	26,507
Income taxes paid	(27,670)	(33,412)	(5,742)	(57,140)
Other	(6,536)	19,800	26,336	(21,616)
Net Cash Provided by Operating Activities	36,508	28,937	(7,571)	333,571
Cash Flows from Investing Activities :				
Payments for purchase of tangible assets	(71,763)	(70,730)	1,033	(268,629)
Payments for acquisition of newly consolidated subsidiaries	–	–	–	(109,565)
Other	(2,896)	(9,388)	(6,492)	637
Net Cash Used in Investing Activities	(74,660)	(80,119)	(5,459)	(377,556)
Cash Flows from Financing Activities :				
Net increase in borrowings and bonds	32,670	47,197	14,527	116,265
Cash dividends paid	(9,046)	(9,787)	(741)	(19,460)
Other	(343)	1,713	2,056	(2,722)
Net Cash Provided by Financing Activities	23,281	39,123	15,842	94,081
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,936	(17,215)	(19,151)	2,187
Net Increase (Decrease) in Cash and Cash Equivalents	(12,934)	(29,274)	(16,340)	52,283
Cash and Cash Equivalents at Beginning of Period	198,269	250,553	52,283	198,269
Cash and Cash Equivalents at End of Period	185,335	221,278	35,943	250,553

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2007 1st Quarter (Three months ended 31 March 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	622,907	147,001	769,909	–	769,909
(2)Intersegment sales and transfers	784	6,248	7,032	(7,032)	–
Total	623,692	153,249	776,942	(7,032)	769,909
Operating expenses	583,052	142,409	725,461	(7,053)	718,408
Operating income	40,640	10,840	51,480	20	51,500

FY2008 1st Quarter (Three months ended 31 March 2008) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	650,706	147,134	797,840	–	797,840
(2)Intersegment sales and transfers	532	3,277	3,810	(3,810)	–
Total	651,239	150,411	801,650	(3,810)	797,840
Operating expenses	606,871	142,333	749,205	(3,785)	745,419
Operating income	44,367	8,078	52,445	(24)	52,420

FY2007 (Year ended 31 December 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,750,374	639,844	3,390,218	–	3,390,218
(2)Intersegment sales and transfers	5,617	16,498	22,116	(22,116)	–
Total	2,755,992	656,342	3,412,335	(22,116)	3,390,218
Operating expenses	2,560,955	601,636	3,162,591	(22,334)	3,140,257
Operating income	195,036	54,706	249,743	218	249,961

2. Geographical Segment Information

FY2007 1st Quarter (Three months ended 31 March 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	218,465	333,008	119,654	98,781	769,909	–	769,909
(2)Intersegment sales and transfers	97,217	3,461	1,193	26,764	128,636	(128,636)	–
Total	315,682	336,469	120,847	125,545	898,546	(128,636)	769,909
Operating expenses	285,925	325,393	116,370	116,507	844,196	(125,788)	718,408
Operating income	29,757	11,076	4,477	9,038	54,349	(2,848)	51,500

FY2008 1st Quarter (Three months ended 31 March 2008) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	221,344	333,242	125,624	117,629	797,840	–	797,840
(2)Intersegment sales and transfers	107,508	3,345	980	25,758	137,592	(137,592)	–
Total	328,852	336,587	126,605	143,387	935,433	(137,592)	797,840
Operating expenses	304,764	328,844	125,468	131,842	890,920	(145,500)	745,419
Operating income	24,087	7,743	1,136	11,545	44,512	7,907	52,420

FY2007 (Year ended 31 December 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	941,457	1,497,976	511,730	439,054	3,390,218	–	3,390,218
(2)Intersegment sales and transfers	430,266	12,757	4,277	109,632	556,934	(556,934)	–
Total	1,371,724	1,510,734	516,008	548,686	3,947,153	(556,934)	3,390,218
Operating expenses	1,224,209	1,459,220	498,799	511,049	3,693,278	(553,021)	3,140,257
Operating income	147,514	51,514	17,208	37,636	253,874	(3,912)	249,961

END